UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

GLOBUS MARITIME LIMITED
(Name of Issuer)

Common Shares, par value $0.004 per share
(Title of Class of Securities)

Y27265308
(CUSIP Number)

Athanasios Feidakis 128 Vouliagmenis Avenue, 2nd Floor 166 74 Glyfada, Athens, Greece + 30 210 960 8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2016
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Firment Trading Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	NAME OF REPORTING PERSONS F.G. Europe S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This statement constitutes Amendment No. 2 on Schedule 13D (this “Amendment”) relating to the common shares, par value $0.004 per share (the “Common Shares”) of Globus Maritime Limited, a Marshall Islands corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2011 and amended on the date hereof (the “Existing Schedule 13D”), on behalf of (a) Firment Trading Limited, of Cyprus (“Firment”); (b) F.G. Europe S.A.(“F.G. Europe” and together with Firment, the “Reporting Persons”), of Greece; and (c) Georgios Feidakis. This Amendment is an exit filing for the Reporting Persons and, except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Existing Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

In the context of an internal corporate reorganization, on December 31, 2015, Firment entered into a Share Purchase Agreement (“SPA”) with Firment Trading Limited, a Marshall Islands corporation (“Firment MI”), pursuant to which Firment sold to Firment MI with full title guarantee and free from all encumbrances all 4,724,465 Common Shares held by Firment for a consideration that was equal to the aggregate par value of the purchased shares, i.e. $18,897.90, paid in one lump sum.

From December 21- 29, 2016, through a series of transactions, F.G. Europe sold all the 120,000 Common Shares held in the Issuer by F.G. Europe. F.G. Europe received aggregate net proceeds of $608,484.50 for these sales.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) and (b) are hereby amended and supplemented as follows:

As a result of the transactions described in Item 3 of this Amendment, the Reporting Persons have no power to dispose of and vote any Common Shares.

Item 5(e) is hereby amended and supplemented as follows:

(e) As of December 31, 2015, Firment ceased to be the beneficial owner of more than five percent (5%) of the Common Shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item (6) is hereby amended and supplemented as follows:

Firment is a party to the SPA a copy of which is attached as Exhibit A and is incorporated by reference herein, and is described above.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Amendment. A copy of such Agreement is attached as Exhibit B and is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.	Share Purchase Agreement

Exhibit B.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2017
(Date)

FIRMENT TRADING LIMITED

By:	/s/ Savvas Polydorou
Name: Savvas Polydorou
Title: Last Sole Director of Firment (and Sole Director at the time of exit from the Issuer)

F.G. EUROPE S.A.

By:	/s/ Feidakis Georgios
Name: Feidakis Georgios
Title: President

By:	/s/ Antonios Kanavos
Name: Antonios Kanavos
Title: Chief Accountant/Financial Controller

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).